Exhibit 3.2
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION OF
SUCAMPO PHARMA HOLDINGS, INC.
(Changing its Name to Sucampo Pharmaceuticals, Inc.)
     Sucampo Pharma Holdings, Inc. (the “Corporation), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:
     First: The name of the corporation is Sucampo Pharma Holdings, Inc.
     Second: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is December 9, 2008.
     Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Corporation’s Restated Certificate of Incorporation as follows:
     Article I shall be amended to read in its entirety as follows:
“The name of this company is Sucampo Pharmaceuticals, Inc. (hereinafter referred to as the “Corporation”).”
     Fourth: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the sole stockholder of the Corporation for its approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.
     In Witness Whereof, Sucampo Pharma Holdings, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer and attested to by its Secretary this 29th day of December, 2008.

Sucampo Pharma Holdings, Inc.
By:	/s/ Ryuji Ueno
Ryuji Ueno
Chief Executive Officer

Attest:
/s/ Susan Bach
Susan Bach, Secretary